Exhibit 23

Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-65049) pertaining to the Hardinge Inc. Savings Plan, Registration Statement (Form S-8 No. 333-103985) pertaining to the Hardinge Inc. 2002 Incentive Stock Plan, and Registration Statement (Form S-3 No. 333-115595) of Hardinge Inc. and in the related Prospectus of our reports dated March 10, 2006, with respect to the consolidated financial statements and schedule of Hardinge, Inc., Hardinge Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Hardinge Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ Ernst & Young LLP

Buffalo, New York
March 13, 2006